September 10, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Hodan Siad and Arthur C. Sandel

Re:	Registrant Request for Acceleration
Synchrony Card Funding, LLC
Synchrony Card Issuance Trust
Registration Statement on Form SF-3
File Nos. 333-280854 and 333-280854-01 (together, the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Synchrony Card Funding, LLC (the “Registrant”) and Synchrony Card Issuance Trust, I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern time) on September 12, 2024 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

SYNCHRONY CARD FUNDING, LLC

By:	/s/ Eric Duenwald
Name:	Eric Duenwald
Title:	President, Chief Executive Officer and Principal Executive Officer